United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

OMB Number 3235-0145
HEMOBIOTECH INC.
(Name of Issuer)
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
42368P102
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
√	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42368P102

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Bollon Arthur
  00-00000000

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  1,445,726 Shares

  Shared Voting Power

  217,223 Shares

  Sole Dispositive Power

  1,445,726 Shares

  Shared Dispositive Power

  217,223 Shares

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,662,949 Shares (1)

  Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 9

  8.0%

  Type of Reporting Person (See Instructions)

  IN

Footnotes:

(1) Represents (a) 1,381,836 shares of common stock directly beneficially owned by Dr. Bollon; (b) 217,223 shares of common stock directly beneficially owned by Biogress LLC, of which Dr. Bollon is a founding member and has 50% voting power;and (c) options to purchase 63,890 shares of common stock directly beneficially owned by Dr. Bollon which vest within 60 days of the date hereof.

Item 1.

  Name of Issuer

  HemoBioTech, Inc.

  Address of Issuer's Principal Executive Offices

  5001 Spring Valley Rd, Suite 1040-West, Dallas, TX 75244

Item 2.

  Name of Person Filing

  Dr. Arthur Bollon

  Address of Principal Business Office or, if None, Residence

  c/o 5001 Spring Valley Rd, Suite 1040-West, Dallas, TX 75244

  Citizenship

  Bollon is a citizen of the United States of America

  Title of Class of Securities

  Common Stock, $0.001 Par Value Per Share

  CUSIP Number

  42368P102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
     A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

  Amount beneficially owned:

  1,662,949 Shares

  Percent of class:

  8.0%

  Number of shares as to which the person has:
    Sole power to vote or to direct the vote:

    1,445,726 Shares

    Shared power to vote or to direct the vote:

    217,223

    Sole power to dispose or to direct the disposition of:

    1,445,726 Shares

    Shared power to dispose or to direct the disposition of:

    217,223

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    .

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

Item 9. Notice of Dissolution of Group

Item 10. Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date
/s/ Arthur Bollon
Signature
Arthur Bollon
Name / Title

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)